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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

         For the month of March 2004

                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 ------------------------------------------------
                     (Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---            ---

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ----

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes       No X
                                     ----    ----

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Exhibit 99.1

 Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2003

The Board of Directors of Woori Finance Holdings passed a resolution to hold the annual general meeting of shareholders on March 30, 2004.

Key Details Relating to the Annual General Meeting of Shareholders

..  Meeting Date and Time: March 30, 2004; 10:00 a.m.

..  Venue:  203, Hoehyon-dong 1-ga, Woori Bank head office building, 5th floor,
           Chung-ku, Seoul, Korea

..  Agenda:

1) Approval of non-consolidated financial statements for the fiscal year 2003

2) Partial amendment to the Articles of Incorporation

3) Appointment of directors

4) Appointment of candidates for the members of the Audit Committee who are non-executive directors

5) Approval of directors' compensation limit

..  Board of Directors' Resolution Date: March 12, 2004





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Exhibit 99.2

         Resolution Relating to Woori Finance Holdings' Dividend Payment

The Board of Directors of Woori Finance Holdings passed a resolution recommending a cash dividend of KRW100 per common share.

Key Details

                                                       (Unit: millions of KRW)
-------------------------------- ---------------------- ----------------------
Items                                  FY 2003                 FY 2002
-------------------------------- ---------------------- ----------------------
Dividend per share                                 100                    250
-------------------------------- ---------------------- ----------------------
Dividend Amount                         77,550,491,000         57,261,977,450
-------------------------------- ---------------------- ----------------------
Outstanding Common Stock                   775,504,910            767,814,797
-------------------------------- ---------------------- ----------------------
Dividend Ratio                                   1.54%                  5.22%
-------------------------------- ---------------------- ----------------------

This dividend is payable to all holders of outstanding common stock as of December 31, 2002.

 *This dividend may be adjusted as a result of the annual general meeting of shareholders and/or evaluation made by the external auditor.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Woori Finance Holdings Co., Ltd.
                                       -----------------------------------
                                       (Registrant)


Date: March 12, 2004                   By:  /s/  Won Gihl Sohn
                                       -----------------------------------
                                                 (Signature)


                                       Name:    Won Gihl Sohn
                                       Title:   Managing Director